DREYFUS WORLDWIDE DOLLAR MONEY MARKET FUND, INC
STATEMENT OF INVESTMENTS

January 31, 2006 (Unaudited)

Negotiable Bank Certificates of Deposit--17.7%	Principal Amount ($)	Value ($)
Banca Intesa SpA (Yankee)		
4.36%, 2/13/2006	30,000,000	30,000,000
Bank of Tokyo-Mitsubishi Ltd. (Yankee)		
4.23%, 2/2/2006	25,000,000	25,000,000
Dexia Credit Local (Yankee)		
4.32%, 2/6/2006	20,000,000	20,000,000
First Tennessee Bank N.A. Memphis		
4.33%, 2/6/2006	30,000,000	30,000,000
Natexis Banques Populaires (Yankee)		
4.21%, 2/3/2006	25,000,000	24,999,993
Total Negotiable Bank Certificates of Deposit		
(cost $129,999,993)		**129,999,993**

Commercial Paper--58.6%		
Amsterdam Funding Corp.		
4.54%, 3/29/2006	25,000,000 [a]	24,824,611
Bank of America Corp		
4.37%, 2/13/2006	20,000,000	19,971,067
Barclays U.S. Funding Corp.		
4.22%, 2/2/2006	25,000,000	24,997,101
Beethoven Funding Corp.		
4.33%, 2/2/2006	30,000,000 [a]	29,996,417
Beta Finance Inc.		
4.63%, 7/6/2006	30,000,000 [a]	29,416,167
Concord Minutemen Capital Co. LLC		
4.22%, 2/1/2006	23,815,000 [a]	23,815,000
CRC Funding LLC		
4.31%, 2/3/2006	10,000,000 [a]	9,997,622
Credit Suisse (USA) Inc.		
4.62%, 7/5/2006	7,000,000	6,864,801
DEPFA BANK PLC		
4.22%, 2/3/2006	25,000,000	24,994,201
Deutsche Bank Financial LLC		
4.48%, 2/1/2006	25,000,000	25,000,000
FCAR Owner Trust Ser. I		
4.23%, 2/2/2006	25,000,000	24,997,097
Greenwich Capital Holdings Inc.		
4.47%, 2/1/2006	25,000,000	25,000,000
Prudential Funding LLC		
4.48%, 2/1/2006	13,000,000	13,000,000
Santander Central Hispano Finance (Delaware) Inc.		
4.38%, 2/10/2006	25,000,000	24,972,750
Scaldis Capital Ltd.		
4.22%, 2/1/2006	25,000,000 [a]	25,000,000
Sigma Finance Inc.		
4.62%, 6/20/2006	23,300,000 [a]	22,893,363
Swedbank Inc.		
4.54%, 3/27/2006	25,000,000	24,831,063

Three Pillars Funding LLC		
4.38%, 2/10/2006	25,000,000 [a]	24,972,750
UBS Finance Delaware LLC		
4.47%, 2/1/2006	25,000,000	25,000,000
Total Commercial Paper		
(cost $430,544,010)		**430,544,010**

Corporate Notes--4.1%

Westpac Banking Corp.		
4.47%, 2/16/2011		
(cost $30,000,000)	30,000,000 [b]	**30,000,000**

Time Deposits--19.8%

Branch Banking & Trust Co. (Grand Cayman)		
4.46%, 2/1/2006	25,000,000	25,000,000
Chase Bank USA NA (Grand Cayman)		
4.44%, 2/1/2006	25,000,000	25,000,000
Key Bank U.S.A., N.A. (Grand Cayman)		
4.44%, 2/1/2006	20,000,000	20,000,000
Marshall & Ilsley Bank (M&I) (Grand Cayman)		
4.44%, 2/1/2006	33,000,000	33,000,000
Regions Bank (Grand Cayman)		
4.46%, 2/1/2006	25,000,000	25,000,000
U.S. Bank N.A. (Grand Cayman)		
4.44%, 2/1/2006	17,700,000	17,700,000
Total Time Deposits		
(cost $145,700,000)		**145,700,000**
Total Investments (cost $736,244,003)	**100.2%**	**736,244,003**
Liabilities, Less Cash and Receivables	**(.2%)**	**(1,829,958)**
Net Assets	**100.0%**	**734,414,045**

[a] Securities exempt from registration under Rule 144A of the Securities Act of 1933.
These securities may be resold in transactions exempt from registration, normally
to qualified institutional buyers. At January 31, 2005, these securities amounted
to $190,915,930 or 26.0% of net assets.
[b] Variable rate security--subject to periodic change.

*Securities valuation policies and other investment related disclosures are hereby
incorporated by reference to the annual and semi-annual reports previously filed
with the Securities and Exchange Commission on Form N-CSR.*